

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2014

Via E-mail
Jeffrey M. Johnson
President
International Lottery & Totalizator Systems, Inc.
2310 Cousteau Court
Vista, CA 92081

> **Re: International Lottery & Totalizator Systems, Inc.**
> **Schedule 13E-3**
> **Filed January 31, 2014**
> **File No. 005-54291**
>
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 31, 2014**
> **File No. 000-10294**
>
> **Schedule 13D/A filed by Berjaya Lottery Management (H.K.) Limited**
> **Filed July 22, 2008**
> **File No. 005-54291**

Dear Mr. Johnson:

We have reviewed your filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1.   Rule 13e -3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please add Berjaya Lottery Management (H.K.) Limited and Delaware International Lottery & Totalizator Systems,

Inc. as filing persons on the Schedule 13E-3. For guidance as to who should be included as a filer, refer to Question 101.02 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

2. We note that Chan Kien Sing, Ooi Lee Meng, and Rayvin Yeong Sheik Tan are directors of ILTS and officers, directors or employees of Berjaya or its affiliates and, share voting and dispositive power with respect to the ILTS shares owned by Berjaya. Such persons appear to be affiliates engaged in the Rule 13e-3 transaction. Please revise to add such filing parties or advise us as to why this revision is not required. For guidance, refer to Interpretation 201.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3.

3. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, the Schedule 13E-3 must include all of the required information and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which the filing person relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). See also Instruction C to Schedule 13E-3.

Item 13: Financial Statements

4. Please be attentive to the need to update the financial statements included in the disclosure document mailed to shareholders to reflect the results of the third quarter ended January 31, 2014. Refer to Item 1010(a) of Regulation M-A.

5. Please ensure that all of the Item 13 of Schedule 13e-3 information is disclosed in the information statement. For example, please supplement your disclosure to include the ratio of earnings to fixed charges and book value per share. Refer to Item 1010(a)(3) and (4) of Regulation M-A.

Preliminary Information Statement

General

6. Please revise to indicate that the information statement is a preliminary copy. Refer to Rule 14c-5(d)(1).

7. Please revise to prominently disclose the information required by Items 7, 8, and 9 of Schedule 13E-3 in a "Special Factors" section in the front of the information statement.

Please ensure that <u>each</u> filing person provides the requisite disclosure. See Exchange Act Rule 13e-3(e)(1)(ii).

8. Please revise all references to arm's length negotiations with respect to the Rule 13e -3 transaction. These references are inappropriate in a transaction with affiliates.

9. Please amend your fairness determinations throughout to state whether the company, and any other filing persons, reasonably believe that the Rule 13e -3 transaction is substantively and procedurally fair to unaffiliated security holders. We note your characterization of the fairness to "cashed-out shareholders," which you define as shareholders who will not retain their equity interests in ILTS following the reverse stock split.

<u>Summary Term Sheet</u>

<u>General</u>

10. The summary term sheet should be significantly revised to briefly describe in bullet point format the most material terms of the proposed transaction. For example, without limitation, the consideration to be paid to holders of fractional shares should be prominently disclosed under a related heading. In addition, as currently drafted, the procedural fairness discussion on page 7 includes embedded lists. Note that the bullet points, like your current subheadings, must cross-reference a more detailed discussion contained in the disclosure document that is disseminated to security holders. See Item 1001 of Regulation M-A.

<u>Cautionary Statement Regarding Forward Looking Statements, page 9</u>

11. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please revise the disclosure in the information statement to include disclosure stating that the safe harbor provisions do not apply to any forward-looking statements the filing parties make in connection with the going private transaction. Also, please include clarifying disclosure stating that the safe harbor provisions in the periodic reports you incorporate by reference do not apply to any forward-looking statements the company makes in connection with the going-private transaction.

Reincorporation of the Corporation from California to Delaware

Questions and Answers Concerning the Reincorporation

Why are you electing to reincorporate from California to Delaware?, page 10

12.   Please supplement the disclosure to clarify that the reasons and benefits associated with the reincorporation will only accrue to the majority shareholder.

13.   Please supplement the answer to clarify further that the reincorporation to Delaware was prompted by Berjaya's desire to be the sole shareholder following the reverse stock split, which could not occur on the terms approved if the company remained a California corporation.

Reincorporation, page 11

14.   It is your responsibility to summarize accurately. Please revise to delete the statement that the summary of the reincorporation is qualified in its entirety by reference to the full text of the merger agreement. You can direct investors to read the entire proxy statement for a more complete discussion. Please make corresponding changes to similar disclosure regarding the summaries of the DGCL and CGCL on page 15 and Mercer fairness opinion on page 32.

Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split

Special Factors Regarding the Reverse Stock Split

Background, page 25

15.   Please revise this section to further describe each contact, meeting, or negotiation that took place, the substance of the discussions or negotiations at each meeting, and the date of each meeting. Please identify any advisors or other counsel and the members of management who were present at each meeting. In addition, each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e -3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. In addition, please file all relevant written materials as exhibits to the Schedule 13E-3. In this regard, we note as examples the following:

- your statement that on July 30, 2013, "following several prior discussions," ILTS engaged legal counsel in connection with a possible going-private transaction;

- your reference generally to "discussions" held during the months of July and

August 2013 in which ILTS "ultimately determined" the structure of the going-private transaction;

- the valuation analysis presented by Financial Advisor A to the board on September 9, 2013;

- Mercer's initial draft valuation analysis and subsequent amended analysis, which were provided to the Special Committee in November 2013; and

- the substantive issues addressed and persons involved in the "various conversations and correspondence between Mr. Johnson and representatives of Berjaya…" between November and December 2013.

16. Please expand your discussion to provide more detail regarding how the issue of terminating ILTS's registration and reporting obligations and vesting ownership of all outstanding equity interests in Berjaya first arose and identify the person or persons who initiated the discussion. Please reference the discussions, if any, regarding alternatives to the current transactions, including discussions regarding the possible sale of Berjaya's holdings.

17. We note that on December 16, 2013 Mr. Johnson informed Chan Kien Sing that the Special Committee would recommend that the price per share to be paid to minority shareholders in consideration of fractional share interests following consummation of the reverse stock split be set at $1.37 per share and that on December 17, 2013 Messrs. Johnson and Chan agreed in principal that a price of $1.33 per share was fair to the company's minority shareholders. Please revise to provide the substance of the negotiations which led to this determination.

18. Please tell us by what standard you considered the members of the Special Committee to be "independent."

Purpose and Alternatives of the Reverse Stock Split, page 29

19. Please describe what steps, if any, you have taken to reduce your expenses associated with being a public reporting company.

20. It appears that many of the factors cited in support of the transaction have been present for some time. Please revise to provide expanded disclosure regarding the reasons behind each filing person's choice to engage in the transaction at this time as opposed to any other time. Refer to Item 1013(c) of Regulation M-A.

Fairness of the Reverse Stock Split to Cashed-Out Shareholders, page 30

21.   Please provide us with your analysis that supports your position that the fairness opinion is applicable specifically to the unaffiliated shareholders. In this regard, we note that the opinion states that the reverse stock split is fair, from a financial point of view, to all of the company's shareholders.

22.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. Absent such discussion, a detailed explanation as to why one or more factors were not deemed material or relevant would be warranted. Please revise to include a discussion as to the applicability of clauses (iii) – (v) of Instruction 2 to Item 1014 of Regulation M-A

Procedural Fairness

No unaffiliated shareholder approval requirement…, page 31

23.   Please revise your disclosure to explain how the filing party concluded that the absence of a requirement that the majority of unaffiliated shareholders approve the transaction is procedurally fair. In this regard, Berjaya's majority control of the company is not dispositive of the issue. If the majority of the minority of shareholders was procedurally required to approve the going private transaction, Berjaya's 71.3% control would be irrelevant. Please revise or advise.

Fairness Opinion of Financial Advisor, page 32

24.   Please confirm that all of the financial forecasts that the Special Committee and/or Board of Directors provided to Mercer or any projections that the advisors developed that are materially related to the going private transaction are disclosed. If not, please revise your disclosure.   In addition, disclose and quantify the material assumptions underlying the forecasts.

25.   We note the prospective financial information that is disclosed and the statement that earnings for 2015 should be "returning to more modest" levels. Please supplement the disclosure to explain the assumptions underlying the forecasts, which appear to assume that the contract work the company is currently performing will not be renewed and/or that new contracts will not be entered into.

Summary Analysis, page 33

26.   We note that the consideration to be paid to the Cashed-Out Shareholders represents, on a per share basis, EBITDA multiples of 1.2x, 1.8x and 11.2x for the fiscal years 2013, 2014 and 2015, respectively. Please explain the increase in the EBITDA multiple from 1.8x to 11.2x for the fiscal years 2013 and 2014.

Schedule 13D/A

27.   We note your disclosure that representatives of Berjaya began discussions about a possible going private as early as July 2013, including "express[ing] a desire to be the sole shareholder…" at that time. No amendment to disclosure included in Schedule 13D was filed. Refer to Exchange Act Rule 13d-2(a) and advise. We may have further comment.

28.   Please refer to our prior comment. Berjaya approved the reincorporation merger and reverse stock split by written consent on January 9, 2014 and in doing so, took action that will result in the company going private. An amendment was required pursuant to Rule 13d-2(a), yet none has been filed. Refer also to Item 4 of Schedule 13D. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have questions or comments please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, Mellissa Campbell Duru, Special Counsel, Office of Mergers & Acquisitions at (202) 551-3757 or the undersigned at (202) 551-3457.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Via E-mail
        Paul D. Broude, Esq.
        Foley & Lardner LLP